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                            September 21, 2023

       Min Liu
       Chief Financial Officer
       Jupai Holdings Limited
       Building 4, No. 1588 Xinyang Road
       Lingang New Area
       China (Shanghai) Pilot Free Trade Zone
       Shanghai 201413
       People   s Republic of China

                                                        Re: Jupai Holdings
Limited
                                                            Form 20-F
                                                            For the Fiscal Year
Ended December 31, 2022
                                                            Filed April 19,
2023
                                                            File No. 001-37485

       Dear Min Liu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for fiscal year ended December 31, 2023

       Introduction, page 1

   1. In future filings, please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong
and Macau from this definition. The definition may clarify that the only time that
"China" or the "PRC" does not include Hong Kong or Macau is when you are referencing
specific laws and regulations adopted by the PRC. If it does, please revise your disclosure
to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any
risks and consequences to the company associated with those
                                                        regulations. Please
also disclose in the definition section that the same legal and operational risks
associated with operations in China may also apply to operations in
 Min Liu
FirstName LastNameMin
Jupai Holdings  Limited Liu
Comapany 21,
September  NameJupai
               2023 Holdings Limited
September
Page 2     21, 2023 Page 2
FirstName LastName
         Hong Kong. Please confirm your understanding and include your proposed disclosure in your response letter.
ITEM 3. KEY INFORMATION, page 3

2. In future filings, please disclose whether and how the Holding Foreign Companies
         Accountable Act and related regulations will affect your company. Please provide your proposed disclosure in your response letter.
Our Holding Company Structure and Contractual Arrangements with our VIEs and
Their
Shareholders , page 3

3. We note your disclosure that you are a Cayman Islands holding company with no equity ownership in your variable interest entities. In future filings, please also disclose that investors may never hold equity interests in the Chinese operating companies. Please include your proposed disclosure in the response letter.
4. In future filings, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. Please provide your proposed disclosure in your response letter.
5. Reference is made to the third paragraph. In future filings, clarify how and why the contractual arrangements may be less effective than direct ownership. Please provide your proposed disclosure in your response to us.
6.       In future filings, provide early in the filing a diagram of the
company   s corporate
         structure, identifying the person or entity that owns the equity in each depicted entity.
         Please confirm your understanding in the response.
Cash Flows through Our Organization , page 5

7. In future filings, quantify any dividends or distributions that a subsidiary or consolidated
         VIE have made to the holding company and which entity made such transfer, and their tax consequences. Please provide us your proposed disclosure in your response letter.
8. Reference is made to the second from last paragraph. In future filings please revise your disclosure to make clear if no transfers, dividends, or distributions have been made to date.
Permissions Required from the PRC Authorities for Our Operations , page 5

9. In future filings, please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required,
 Min Liu
FirstName LastNameMin
Jupai Holdings  Limited Liu
Comapany 21,
September  NameJupai
               2023 Holdings Limited
September
Page 3     21, 2023 Page 3
FirstName LastName
         or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please provide your proposed disclosure in your response letter.
Risks Related to Doing Business in China, page 9

10. In future filings, please discuss the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;
         and the risk that the Chinese government may intervene or influence your operations at any time. Please provide your proposed disclosure in your response letter.
11. Reference is made to the fourth bullet point. In future filings please revise to clarify that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of you securities. Please provide your proposed disclosure in your response letter.
Risks Related to Doing Business in China, page 32

12. In future filings, revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations. Please provide your proposed disclosure in your response letter.
13. In future filings, please discuss the Holding Foreign Companies Accountable Act and whether or how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Please include your proposed disclosure in your response letter.
14. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, in future filings, please explain how this oversight impacts your business and and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Please provide your proposed disclosure in your response letter.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sarmad Makhdoom at 202-551-5776 or Lory Empie at 202-551-3714 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Susan Block at 202-551-3210 with any other
 Min Liu
Jupai Holdings Limited
September 21, 2023
Page 4

questions.



FirstName LastNameMin Liu             Sincerely,
Comapany NameJupai Holdings Limited
                                      Division of Corporation Finance
September 21, 2023 Page 4             Office of Finance
FirstName LastName